

Noble Pies is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch Share
Noble Pies

Bakery

Warwick, NY 10990
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $70,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Noble Pies is seeking investment to 5th storefront location.
Adding A Location
This is a preview. It will become public when you start accepting investment.
NOBLE PIES

Noble Pies is an artisanal bakery that began as a roadside stand on our farm in 2008 selling 15 pies a day. In 15-years we have grown from 15-pies per day to an average of 3,500 pies a week, and weeks of a QVC appearance, in excess of 8,000 pies.

Over the 15 years we have expanded our product line to include quiche, breads, croissants, scones, and cookies.
We have grown from a single retail bakery with an expanded backroom for production of our baked goods, to four retail bakeries, and alternative sales outlets that include QVC Home Shopping Network, Small Grocers, farmers markets throughout the Lower Hudson Valley, and online ordering opportunities.
This is a preview. It will become public when you start accepting investment.
OUR STORY

We are a family-owned business headquartered in Warwick, NY that makes award winning savory and sweet pies from scratch. We started selling pies along the side of the road at our farm, selling 15 pies a day, within months we were selling 250 pies a day. Within a year we made the decision to focus on the pie business and rented our first retail space, with back-room space for the bakery.

The retail space was open with an expanded product offering that included savory pies, quiche, breads, scones, and cookies.
Since that beginning we have successfully opened a second retail store in Rye, New York, third retail location in Tarrytown, opened New York that will open 2nd quarter ('23), and 4th location in Beacon NY, opened December 2023. Our 5th location in Bronxville is expected to open June, 2024.
This is a preview. It will become public when you start accepting investment.
NOBLE PIES ON QVC
Play
00:00
10:14
Mute
Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
RETAIL FOCUS

Our retail focus is the Lower Hudson Valley, Orange County New York and its six adjacent counties (Dutchess, Putnam, Rockland, Sullivan, Ulster, and Westchester). These seven counties represent 11.7% of New York Metropolitan area. It is the fastest growing region of the Metropolitan Area and has one of the highest socio-economic ratings of the region and the country.

Our plan is to continue to expand retail within the Lower Hudson Valley, which by population, is underserved by retail bakeries.

Our distribution has grown beyond our retail outlets to include regular appearances on QVC; being carried by Fresh Direct, GrubHub, and DoorDash; featured on The Knot's Wedding Wire; farmers markets throughout the Lower Hudson Valley; and through our online ordering venue. This provides us diversity in our markets and significant exposure in a broader marketplace.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Leslie Noble

Owner

Founder Founded Noble Pies in 2008. Recipe creator and baker. Developed the market for selling both sweet and savory pies. Went from principal baker to managing the bakery team. Current responsibilities include, recipe development, planning and organizing the day-to-day operations, reviewing financials, hiring, and mentoring, leadership and team building, strategic planning for future growth, improving quality and productivity by analysis and streamlining of systems and processes, community outreach and sharing the brand with the public. Previous experience includes, Owner and Manager of Warwick Valley Stables & Equestrian Center in Warwick, NY; COO of Innapharma Contract Research and Drug Development Company Suffern, NY; Regional Trainer and Product Specialist at Ortho Biotech (Johnson & Johnson) Raritan, NJ, Oncology Specialist and Regional Trainer at Lederle Laboratories (American Cyanamid), Medical Sales Representative at Lederle Laboratories (American Cyanamid). Education includes course work on M.A. in Pharmaceutical Management Fairleigh Dickinson University Madison, NJ, B.S. Business Management Fairleigh Dickinson University Rutherford, NJ, A.A.S. in Applied Science Rockland Community College Suffern, NY.

Tom Herman

Co founder

Tom Herman, co-founder of Noble Pies, Technical and Mechanical Coordinator, Payroll and Inventory Manager. Worked as principal baker and assisted in developing new products. Current responsibilities include procuring and installing equipment, purchasing ingredients and supplies, maintaining equipment and facilities, communicating with government agencies. Previous experience includes 20 years as a self-employed farrier shoeing competition horse in Northern, NJ; Owner and Manager of a special events lighting company in NYC.

Zachary Bonder

COO

COO and head of business development at Noble Pies.

Previous professional experience: Small Real Estate Brokerage and Corporate Housing company owner in NYC for 6 years. Conducted exclusive in house leasing and renewals. Provided furnished dwellings for corporate clients.

My first taste of entrepreneurship was at the age of 14, selling pies on the side of the road of our horse farm to help save our family farm during the 2008 financial crisis. I am a sales driven, calculated individual that knows how to work with and develop teams both operationally and in sales.

This is a preview. It will become public when you start accepting investment.

PRESS

Grab Your Perfect Pie From These Westchester Bakeries

Don't have time to bake a pie this holiday season? Pick up a delicious pie from one of these Westchester County bakeries.

The Best Pie Shop in Every State

Here's the best pie place in every state, where you can find pies filled with all the good stuff, from apples to pudding—even macaroni and cheese. Time to plan a road trip!

Noble Pies Makes Its Way to Rye to Serve Sweet Slices

A renowned Hudson Valley piemaker comes to Rye with both sweet and savory offerings for pie lovers in Westchester County.

This is a preview. It will become public when you start accepting investment.

Previous

Next

This is a preview. It will become public when you start accepting investment.

OUR PIES

Our pies are made from the highest quality ingredients and produced to the highest quality standards. Our pies contain very low amounts of added sugar since the natural sugars from the sustainably grown fruit that we use, provides the majority of our products sweetness. We believe everything in our pies should be wholesome and delicious.

We support the 'farm to table' movement and therefore source our ingredients as fresh and local as possible - our flaky crust is made with butter that comes from grass-fed cows in the Catskills, our flour is sustainably grown and milled in New York State, and our fruit comes from farms in the Hudson Valley.

We have USDA Certification and employ 3rd party inspection and advisement services to assure our processes and procedures are compliant with the latest in food safety standards.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Buildout $35,000

Equipment $30,275

Mainvest Compensation $4,725

Total $70,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,687,515	$2,109,394	$2,636,743	$3,295,929	$4,119,911
Cost of Goods Sold	$440,521	$455,000	$485,000	$606,260	$625,000
Gross Profit	$1,246,994	$1,654,394	$2,151,743	$2,689,669	$3,494,911

EXPENSES

Rent	$144,000	$184,800	$231,600	$278,400	$325,200
Utilities	$50,400	$51,660	$60,000	$75,000	$75,000
Salaries	$510,000	$610,000	$685,000	$856,250	$1,070,313
Insurance	$30,000	$30,000	$30,000	$30,000	$30,000
POS	$14,400	$14,760	$15,129	$15,507	$15,894
G&A	$55,000	$56,375	$57,784	$59,228	$60,708
Marketing	$15,000	$18,750	$23,437	$29,296	$36,619
Travel	$14,000	$14,350	$14,708	$15,075	$15,451
Operating Profit	$414,194	$673,699	$1,034,085	$1,330,913	$1,865,726

This information is provided by Noble Pies. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $70,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 5th, 2024

Summary of Terms

Legal Business Name Noble Pies LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $70,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 0.6%-1.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

3 Years of growth

In past three years we have accomplished the following:

Moved from and separated 1,000 sq ft bakery and retail store to a 2,000 sq ft bakery.

Acquire the equipment needed to reduce our COGS while maintaining quality

Streamlined our baking and production process to one that can be scaled in a larger baking facility with the help of leading bakery industry consultant James Kline of the Ensol Group.

Transformed our production to meet GMP, USDA, and FDA standards.

Tested out the national market, selling over 60,000 pies on QVC network.

Tested out the retail grocery market on Fresh Direct, successfully launching a 5" hand held sweet and savory pie that has been perceived well by the public.

Opened 4 retail storefronts, soon to be 5 storefronts. Figured out a successful, manageable, and profitable retail storefront model.

Participated in 6-8 weekly farmers markets throughout Westchester, NYC, and Bergen county.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Noble Pies LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Noble Pies LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Noble Pies LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Noble Pies LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Noble Pies LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Noble Pies LLC's management or vote on and/or influence any managerial decisions regarding Noble Pies LLC. Furthermore, if the founders or other key personnel of Noble Pies LLC were to leave Noble Pies LLC or become unable to work, Noble Pies LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Noble Pies LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Noble Pies LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Noble Pies LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Noble Pies LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Noble Pies LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Noble Pies LLC's financial performance or ability to continue to operate. In the event Noble Pies LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Noble Pies LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Noble Pies LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Noble Pies LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Noble Pies LLC will carry some insurance, Noble Pies LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Noble Pies LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Noble Pies LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Noble Pies LLC's management will coincide: you both want Noble Pies LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Noble Pies LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Noble Pies LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Noble Pies LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Noble

Pies LLC or management), which is responsible for monitoring Noble Pies LLC's compliance with the law. Noble Pies LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Noble Pies LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Noble Pies LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Noble Pies LLC, and the revenue of Noble Pies LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Noble Pies LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Noble Pies. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.